UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

ProMIS Neurosciences Inc.

(Name of Issuer)

Common Stock, No Par Value Per Share

(Title of Class of Securities)

74346M117

(CUSIP Number)

August 24, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

1.	NAMES OF REPORTING PERSONS Jeremy M. Sclar
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,305,934
	6.	SHARED VOTING POWER 919,763
	7.	SOLE DISPOSITIVE POWER 1,305,934
	8.	SHARED DISPOSITIVE POWER 919,763

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,225,697
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%
12.	TYPE OF REPORTING PERSON (see instructions) IN

2

1.	NAMES OF REPORTING PERSONS Crocker Mountain LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Maine

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,240,934
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,240,934
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,240,934
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12.	TYPE OF REPORTING PERSON (see instructions) OO

3

1.	NAMES OF REPORTING PERSONS Jeremy M. Sclar 2012 Irrevocable Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 919,763
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 919,763

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 919,763
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12.	TYPE OF REPORTING PERSON (see instructions) OO

4

Schedule 13G

Explanatory Note:

This Amendment No. 1 to Schedule 13G is filed jointly on behalf of Jeremy M. Sclar, Crocker Mountain LLC, a Maine limited liability company (“Crocker Mountain”), and the Jeremy M. Sclar 2012 Irrevocable Family Trust (the “JS Trust,” and collectively with Mr. Sclar and Crocker Mountain, the “Reporting Persons”), pursuant to Rule 13d-1(c). Prior to the effective date of the registration of the Issuer’s common shares, no par value per share (“Common Shares”), pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, in July of 2022, (i) Mr. Sclar acquired 65,000 Common Shares, which appear to represent approximately 3,900,000 Common Shares prior to a 60:1 stock split (the “Stock Split”) of the Issuer that occurred in June 2022, (ii) Crocker Mountain acquired (a) 20,449,980 Common Shares, representing 340,833 Common Shares following the Stock Split, (b) 9,000,000 Series 1 Preferred Shares (“Series 1 Preferred Shares”) of the Issuer, each initially convertible into one Common Share in accordance with the terms of the Series 1 Preferred Shares and, as a result of the Stock Split, now convertible into an aggregate of 150,000 Common Shares and (c) 5,112,480 warrants to purchase Common Shares, representing 85,208 warrants to purchase Common Shares following the Stock Split, each exercisable to purchase one Common Share and (iii) the JS Trust acquired 9,000,000 Series 1 Preferred Shares, each initially convertible into one Common Share in accordance with the terms of the Series 1 Preferred Shares and, as a result of the Stock Split, now convertible into an aggregate of 150,000 Common Shares. On October 11, 2022, the JS Trust acquired 104,869 Common Shares in a private placement conducted by the Issuer. On August 24, 2023, Crocker Mountain and JS Trust acquired 664,893 and 664,894 common share units (“Common Share Units”), respectively, each consisting of one Common Share and one warrant to purchase one Common Share (the “August 2023 Warrants”), in a private placement conducted by the Issuer. The August 2023 Warrants have an exercise price of $1.75 per whole warrant, are exercisable beginning February 24, 2024 and expire February 24, 2029. Such acquisition, when added to all other acquisitions of securities of the same class during the 12 months immediately preceding the date of such acquisition, aggregates to greater than two percent (2%) of the class of such securities. However, such acquisition was not done with any purpose, or with the effect of changing the control or influencing the control of the Issuer, or in connection with or as a participant in any transactions having that purpose or effect. Accordingly, the Reporting Persons are filing this Amendment No. 1 to Schedule 13G pursuant to Rule 13d-1(c).

Item 1.

(a)	Name of Issuer

The name of the Issuer is ProMIS Neurosciences Inc.

(b)	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at Suite 200, 1920 Yonge Street, Toronto, Ontario.

Item 2.

(a)	Name of Person Filing

This statement is filed by the Reporting Persons.

(b)	Address of the Principal Office or, if none, residence

The address of the Reporting Persons is 33 Boylston Street, Suite 3000, Chestnut Hill, MA 02467.

(c)	Citizenship

Mr. Sclar is a citizen of the United States of America. Crocker Mountain is a Maine limited liability company. The JS Trust is a trust formed under a trust instrument governed by the laws of the Commonwealth of Massachusetts.

(d)	Title of Class of Securities

The Schedule 13G statement relates to Common Shares of the Issuer.

(e)	CUSIP Number

The CUSIP number for the Common Stock is 74346M117.

5

Item 3.

If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o):

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable. See Explanatory Note above.

Item 4. Ownership

A.	Jeremy M. Sclar

(i)	Mr. Sclar may be deemed the beneficial owner of 2,225,697 Common Shares, consisting of (a) 65,000 Common Shares owned by Mr. Sclar individually, (b) 1,005,726 Common Shares (the “CM Common Shares”) owned by Crocker Mountain, 150,000 Common Shares underlying 9,000,000 Series 1 Preferred Shares (the “CM Series 1 Preferred Shares”) owned by Crocker Mountain, which are currently convertible, and 85,208 Common Shares underlying warrants (the “CM Warrants”) owned by Crocker Mountain to purchase Common Shares, which are currently exercisable, and (c) 150,000 Common Shares underlying 9,000,000 Series 1 Preferred Shares (the “JS Trust Series 1 Preferred Shares”) owned by the JS Trust, which are currently convertible, and 769,763 Common Shares (the “JS Trust Common Shares”) owned by the JS Trust. Mr. Sclar is the sole manager of Crocker Mountain and Mr. Sclar’s spouse is one of the trustees of the JS Trust.

(ii)	Mr. Sclar may be deemed the beneficial owner of approximately 11.8% of the Common Shares outstanding. The percentage of beneficial ownership is based upon 18,525,253 Common Shares outstanding as of August 24, 2023, plus the Common Shares underlying the CM Series 1 Preferred Shares and JS Trust Series 1 Preferred Shares and the Common Shares underlying the CM Warrants.

(iii)	Number of Common Shares to which such person has:

i.	Sole power to vote or to direct the vote: 1,305,934

ii.	Shared power to vote or to direct the vote: 919,763

iii.	Sole power to dispose or to direct the disposition of: 1,305,934

iv.	Shared power to dispose or to direct the disposition of: 919,763

B.	Crocker Mountain

(i)	Crocker Mountain may be deemed to be the beneficial owner of 1,240,934 Common Shares, consisting of the CM Common Shares, the Common Shares underlying the CM Series 1 Preferred Shares and the Common Shares underlying the CM Warrants.

6

(ii)	Crocker Mountain may be deemed the beneficial owner of approximately 6.6% of the Common Shares outstanding. The percentage of beneficial ownership is based upon 18,525,253 Common Shares outstanding as of August 24, 2023, plus the Common Shares underlying the CM Series 1 Preferred Shares and the Common Shares underlying the CM Warrants.

(iii)	Number of Common Shares to which such person has:

i.	Sole power to vote or to direct the vote: 1,240,934

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 1,240,934

iv.	Shared power to dispose or to direct the disposition of: 0

C.	JS Trust

(i)	The JS Trust may be deemed to be the beneficial owner of 919,763 Common Shares, consisting of the Common Shares underlying the JS Trust Series 1 Preferred Shares and the JS Trust Common Shares.

(ii)	The JS Trust may be deemed the beneficial owner of approximately 4.9% of the Common Shares outstanding. The percentage of beneficial ownership is based upon 18,525,253 Common Shares outstanding as of August 24, 2023, plus the Common Shares underlying the JS Trust Series 1 Preferred Shares.

(iii)	Number of Common Shares to which such person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 919,763

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 919,763

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

7

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2023

/s/ Jeremy S. Sclar
JEREMY S. SCLAR

CROCKER MOUNTAIN LLC

By:	/s/ Jeremy S. Sclar
Name: Jeremy S. Sclar
Title: Manager

JEREMY M. SCLAR 2012 IRREVOCABLE FAMILY TRUST

By:	/s/ Kerry Ann Sclar
Name: Kerry Ann Sclar
Title: Trustee

8